UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 10-K

 X      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

      Special Report which contains only financial statements for the fiscal year ended December 31, 1996 pursuant to Rule 15d-2

                                      OR

           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

         For the transition period from __________ to _______________

                       Commission File Number:  0-22599

                           POUGHKEEPSIE FINANCIAL CORP.
            (Exact name of registrant as specified in its charter)

            DELAWARE                                        16-1518711
    (State or other jurisdiction                        (I.R.S. Employer
  of incorporation or organization)                  Identification Number)

            249 MAIN MALL
   POUGHKEEPSIE, NEW YORK                                     12601
(Address of principal executive office)                    (Zip Code)

      Registrant's telephone number, including area code:  (914) 431-6200

          Securities registered pursuant to Section 12(b) of the Act:
                                NOT APPLICABLE

          Securities registered pursuant to Section 12(g) of the Act

                   COMMON STOCK (PAR VALUE $0.01 PER SHARE)
                                Title of Class

      Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   X    No

      Based upon the market price of the Registrant's Common Stock as of June 11, 1997 the aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $84.8 million.

      The number of shares outstanding of the Registrant's Common Stock as of June 11, 1997 was 12,594,725 shares.

                      DOCUMENTS INCORPORATED BY REFERENCE
      Not applicable.
______________________________________________________________________________
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     Poughkeepsie Financial Corp. (the "Registrant") is the parent holding company of Poughkeepsie Savings Bank, FSB (the "Bank") pursuant to the holding company reorganization ("Reorganization") of the Bank which occurred after the close of business on May 30, 1997. The Reorganization was effectuated pursuant to the Registrant's Registration Statement on Form S-4 automatically deemed effective by the Securities and Exchange Commission ("Commission") on
March 19, 1997.   The Registrant's current operations and business consist
solely of the operations and business of the Bank. At December 31, 1996, the Registrant had not issued any shares of capital stock and had not commenced operations. This Special Report on Form 10-K is being filed solely to file the audited financial statements of the Bank for the period ended December 31, 1996. The financial statements of the Bank at and for the year ended December 31, 1996 are incorporated herein by reference from the Bank's Annual Report to Stockholders under cover of Form 10-K, as amended, previously filed with the Commission.

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                            SIGNATURES

     Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         POUGHKEEPSIE FINANCIAL CORP.

June 11, 1997


                         By: /s/ Joseph B. Tocharshewsky
                             Joseph B. Tockarshewsky,
                             Chairman of the Board, President and
                               Chief Executive Officer


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on June 11, 1997.


     SIGNATURE                     TITLE
     ---------                     -----


/s/ Joseph B. Tocharshewsky        Chairman of the Board, President and
Joseph B. Tockarshewsky              Chief Executive Officer


/s/ Robert J. Hughes               Director, Executive Vice President
Robert J. Hughes                     and Chief Financial Officer


/s/ Noel deCordava, Jr.            Director
Noel deCordova, Jr.


/s/ Burton Gold                    Director
Burton Gold


/s/ Jeh V. Johnson                 Director
Jeh V. Johnson


/s/ Henry C. Meagher               Director
Henry C. Meagher

/s/ Robert M. Perkins              Director
Robert M. Perkins


/s/ Elizabeth K. Shequine          Director
Elizabeth K. Shequine


/s/ James V. Tomai, Jr.            Director
James V. Tomai, Jr.